Malacca Straits Acquisition Company Limited

Unit 601-2, St. George’s Building

2 Ice House Street Central, Hong Kong

VIA EDGAR

September 26, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Malacca Straits Acquisition Company Limited
Preliminary Proxy Statement on Schedule 14A
Filed September 1, 2022
File No. 001-39383

Dear Ms. Gorman:

Malacca Straits Acquisition Company Limited (the “Company,” “we,” “our,” or “us”) hereby transmits its response to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2022, relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on September 1, 2022 (the “Proxy Statement”).

Per discussions with the Staff, we have filed an amendment to the Proxy Statement (the “Amendment”) concurrently with the filing of this response letter to afford the Staff the ability to review such proposed language as soon as possible. In response to the Staff’s comment on trust funds, we have included an updated risk factor from the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2022 (the “10-Q”) on page 15 of the Amendment. In response to the Staff’s comment on potential regulatory delay in connection with CFIUS review, we have included an updated risk factor from the 10-Q on page 16 of the Amendment.

We thank the Staff for its review of the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal.

If you have any questions or require any additional information, please feel do not hesitate to contact our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gordon Lo
Gordon Lo Chief Executive Officer and President

cc: Ellenoff Grossman & Schole LLP